Exhibit 99.1

Rail Vision Installed its AI-Driven Product with Loram, a Top US-Based Railway Track Maintenance Supplier

Ra’anana, Israel, June 14, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced the successful delivery and installation of its AI-driven Shunting Yard product to Loram, a leading US-based provider of railway track maintenance equipment and services.

This installation fulfills the purchase order announced on April 3, 2024, and marks the beginning of a pilot project aimed at enhancing Loram’s rail track maintenance operations with Rail Vision’s advanced technology. Pending a successful pilot completion, the two companies will consider an expansion of this product, further integrating Rail Vision’s innovative solutions into Loram’s rail vehicles across the United States.

The Shunting Yard product is designed to improve railway safety and operational efficiency by leveraging cutting-edge electro-optical hardware driven by artificial intelligence and machine learning algorithms.

Shahar Hania, CEO of Rail Vision, commented, “We are thrilled to deliver our AI-driven Shunting Yard product to Loram, which is an example of Rail Vision’s growing presence in the US railway industry. We look forward to exploring further opportunities and expand our relationship with Loram and other leaders in the industry.”

“This project emphasizes our dedication to advance railway safety and efficiency by integrating cutting-edge technology. We anticipate further exploration of opportunities with Rail Vision, as we strive to raise the bar and be the golden standard when it comes to railway safety across the industry,” said Luke P. Olson, SVP, Contract Services Americas & Global OEM of Loram.

About Loram

Based in Hamel, Minnesota, Loram has offices around the world and offers a range of services including rail grinding, ballast cleaning, friction management, material handling, track inspection technologies, and structural monitoring. For more information about Loram and its services, please visit www.Loram.com

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses further integrating its innovative solutions into Loram’s service offerings across the United States and that the Company looks forward to exploring further opportunities and expand its relationship with Loram and other leaders in the industry. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
investors@railvision.io